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                    June 24, 2020

       Christopher S. Ripley
       President and Chief Executive Officer
       Sinclair Broadcast Group, Inc.
       10706 Beaver Dam Road
       Hunt Valley, MD 21030

                                                        Re: Sinclair Broadcast
Group, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2019
                                                            File No. 000-26076

       Dear Mr. Ripley:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Technology